SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

SUMMARY VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED FOR 11/21/2018, AT 11:00 A.M.

São Paulo, SP, Brazil, November 19, 2018 - GAFISA S.A. (BOVESPA: GFSA3; NYSE: GFA) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, informs its shareholders and the market in general that received the summary voting map for the Extraordinary Shareholders’ Meeting to be held on November 21, 2018, sent by financial institution providing bookkeeping services for the Company’s shares. Referred map attached hereto, consolidates the remote votes cast through custody agents with those directly sent to the bookkeeping agent.

The Company informs that is capital stock is currently composed of 44,757,914 common shares and the Extraordinary Shareholders’ Meeting shall be held on November 21, 2018, at 11 a.m., at the Company’s headquarters in the City and State of São Paulo, at Avenida das Nações Unidas 8.501, 19º andar.

GAFISA S.A.

Ana Maria Loureiro Recart
Chief Executive Officer, Chief Financial and Investor Relations Officer

GAFISA – Eldorado Office: Av. Nações Unidas, 8501 - 19º andar - CEP 05425-070 - Alto de Pinheiros - São Paulo - SP

GAFISA S.A.
CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

SUMMARY MAP SENT BY BOOKKEEPING AGENT – AGE

Description of Resolution	Vote	Number of Shares
Company’s headquarters	Approve	3,373,759
relocation	Reject
	Abstain

GAFISA – Eldorado Office: Av. Nações Unidas, 8501 - 19º andar - CEP 05425-070 - Alto de Pinheiros - São Paulo - SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer